May 14, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attn:
Larry Spirgel, Assistant Director

Joshua Shainess, Attorney-Adviser

Christina Chalk, Senior Special Counsel

Re:
Command Center, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2017

File No. 000-53088

Dear Mr. Spirgel:

I am securities counsel for Command Center, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 30, 2017.

General

Please be advised that on April 16, 2018, the Company entered into a settlement agreement with Ephraim Fields, Echo Lake Capital, Keith Rosenbloom, Lawrence F. Hagenbuch, Randall Bort, and Sean Gelston to the settle the proxy contest pertaining to the election of directors to the Company’s Board of Directors. The Company disclosed the details of the settlement agreement on April 18, 2018 by filing a current report on Form 8-K and as additional solicitation information. As a result of the settlement, the Company agreed to nominate Mr. Hagenbuch to the Board of Directors and Mr. Fields agreed to vote all his shares in favor of the Board nominees. Therefore, the election of directors in no longer contested.

Please also be advised that Mr. Frederick Sandford retired as the Company’s Chief Executive Officer and Mr. Richard K. Coleman, Jr. is the new Chief Executive Officer.

The Company revised the proxy to reflect that the election is no longer contested. In addition, the Company made other substantive changes throughout proxy statement that reflect updated 10-K information for the year ended December 29, 2017, and an updated slate of nominees among others.

Comment One: We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response One: The Company confirms that it will fully comply with this requirement.

Comment Two: We note a number of blank spaces throughout your preliminary proxy statement. Please fill in these blank spaces as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

Response Two: The Company complied by filling in all blank spaces throughout the proxy statement.

Comment Three: Please file your form of proxy card in your amended preliminary proxy statement.

Response Three: The Company filed its form of proxy card with the preliminary proxy statement.

Comment Four: Please revise your filing to reflect the appropriate EDGAR tag as “PREC14A” due to the contested election of directors.

Response Four: Due to the settlement agreement, the election of directors is no longer contested and the Company has filed its preliminary proxy statement for the 2018 annual meeting of shareholders under the EDGAR tag “PRE14A.”

Cover Page

Comment Five: On the cover page where you describe how shareholders may revoke a previously-granted proxy, note that they may also do so by granting a later-dated proxy to another party such as Mr. Fields.

Response Five: The Company made changes to the cover page of the preliminary proxy statement to reflect that the election of the Board of Directors is no longer contested. As a result of these changes, the paragraph regarding the revocation of proxies was deleted. However, the process for the revocation of proxies is still described in the section entitled “General Information” on page 6.

Internet Availability of Proxy Materials, page 4

Comment Six: Indicate how you are providing the Notice of Internet Availability required by Rule 14a-16(d). If you intend to provide the information required in the proxy statement pursuant to Rule 14a-16(n), revise to include it, including the Web site (other than the Commission’s Web site) where shareholders can access these proxy materials.

Response Six: The Company amended its disclosure on page 4 to include the website where shareholders can access the proxy materials and by clarifying the sub-heading.

Background of the Solicitation, page 6

Comment Seven: On page 6, revise to state how many shares the Company discussed purchasing from Mr. Fields and at what price per share.

Response Seven: As a result of the settlement agreement and the uncontested nature of the election of directors, the Company deleted the section entitled “Background of the Solicitation.” Instead, on page 9, the Company added a section entitled “Settlement Agreement with Mr. Ephraim Fields and Appointment of Mr. Hagenbuch to the Board” describing the terms of the settlement agreement.

Comment Eight: Provide more details about the settlement discussions referenced in the third from the last bullet point in this section on page 7. What potential compromise(s) were discussed and what was the reaction by both parties?

Response Eight: As a result of the settlement agreement and the uncontested nature of the election of directors, the Company deleted the section entitled “Background of the Solicitation.” Instead, on page 9, the Company added a section entitled “Settlement Agreement with Mr. Ephraim Fields and Appointment of Mr. Hagenbuch to the Board” describing the terms of the settlement agreement.

Proposal No. 1 Election of Directors, page 10

Comment Nine: Disclose the specific reason or reasons for your opposition to nominees proposed by Fields. We note your statement on page 11 that your Governance and Nominating Committee reviewed the backgrounds of the Fields’ nominees and that certain members of your board are familiar with the business experience of several of the Fields’ nominees.

Response Nine: Due to the settlement, Mr. Fields has withdrawn the nomination of candidates for election to the Board at the annual meeting. Therefore, the Company deleted the paragraph providing reasons it opposes the nominees proposed by Mr. Field.

Proposal No. 2 Ratification of Selection of Independent Auditors, page 22

Comment Ten: We note disclosure that seems to indicate that brokers will have discretionary authority with respect to Proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure to clarify.

Response Ten: As a result of the settlement agreement, the election of directors is no longer contested. Therefore, brokers have discretionary authority with respect to the appointment of the auditors. In light of these developments, the disclosure has not been modified.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Amy Trombly
Amy M. Trombly, Esq.